FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

Athens, June 30th 2016

PRESS RELEASE

National Bank of Greece S.A. announces that, by decision of its Board of Directors (BoD), Mrs. Marianne Økland was elected as independent non-executive member of the BoD, in replacement of the independent non-executive member who resigned, Mr. Kurt Geiger.

Mrs. Marianne Økland has a career of over 25 years and possesses international and extensive experience in the financial sector, having served at various positions in international financial organizations and in the field of consulting services.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 30th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 30th, 2016

Director, Financial Division